November 21, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:                        Plug Power Inc.

Registration Statement on Form S-3 (No. 333-228450)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Plug Power Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington D.C. time, on November 23, 2018, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Robert P. Whalen, Jr., Esq. at (617) 570-1394.

Very truly yours,

PLUG POWER INC.

/s/ Gerard L. Conway, Jr.
Gerard L. Conway, Jr.
General Counsel

cc: Robert P. Whalen, Jr., Goodwin Procter LLP